UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42618

Phoenix Asia Holdings Limited

(Registrant’s Name)

Workshop B14, 8/F, Block B
Tonic Industrial Center, 19 Lam Hing Street
Kowloon Bay, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

Stock Acquisition Agreement

On May 4, 2026, Phoenix Asia Holdings Limited (the “Company” or the “Registrant”) entered into a stock acquisition agreement (the “Stock Acquisition Agreement”) with (i) ACEA Pharma, Inc., an exempted company incorporated with limited liability in the Cayman Islands (“Target Company”); and (ii) ACEA Therapeutics, Inc., an exempted company incorporated with limited liability in the Cayman Islands (the “Transferor”). The Transferor holds 100% of the equity interests of Target Company (the “Company Shares”). The Target Company is a clinical stage pharmaceutical company with a diverse product portfolio to address unmet medical needs in cancer, autoimmune disease, and Covid-19. Pursuant to the Stock Acquisition Agreement, at the Closing (as defined in the Stock Acquisition Agreement), the Company shall acquire all the issued and outstanding equity interests of the Target Company from the Transferor in exchange for the issuance by the Company to Transferor of 100,000,000 newly-issued ordinary shares of the Company, the value of which was as agreed by the parties to be $1,000,000,000.00.

The closing of the Stock Acquisition Agreement is expected to take place in the second quarter of 2026, subject to the satisfaction of the customary closing conditions and the receipt of all necessary regulatory approvals, including without limitation, that (i) all applicable waiting periods (and any extensions thereof) under the Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and all other applicable antitrust or merger control laws shall have expired or otherwise been terminated and (ii) the receipt of any approval, clearance, confirmation, or other determination from Nasdaq to the extent required in connection with the transactions contemplated by the Stock Acquisition Agreement (including with respect to any reverse merger, reverse takeover, change of control or similar review).

Convertible Promissory Note

On May 4, 2026, the Company issued a convertible promissory note in favor of Phoenix Prosperity Investment Limited, a limited liability entity organized under the laws of the British Virgin Islands and the controlling shareholder of the Company (the “Holder”) with a principal sum of $20,000,000.00 (the “Note”). The Note has been issued as consideration for bona fide advisory and transaction support services provided by the Holder to the Company. The Note matures on the third anniversary of the date of issuance (subject to provisions regarding acceleration and voluntary conversion), does not accrue interest, and is convertible into ordinary shares of the Company at a conversion price of $10.00 per share. The issuance of the Note and the shares issuable upon its conversion is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption to registration provided under Regulation S promulgated under the Securities Act.

Press Release

On May 4, 2026, the Company issued a press release announcing the transactions described herein, a copy of which is furnished as Exhibit 99.1 hereto (the “Press Release”).

The foregoing descriptions of the Stock Acquisition Agreement, the Note and the Press Release do not purport to be complete and is qualified in their entirety by reference to the Stock Acquisition Agreement, the Note respectively, which are filed as Exhibit 10.1, Exhibit 4.1 and Exhibit 99.1 hereto, respectively, and each of which incorporated herein by reference.

This Report on Form 6-K and the information contained herein (including the exhibits hereto) is hereby incorporated by reference into the registration statement of the Company on Form S-8 (Registration Number 333-291901) and into each prospectus outstanding under the foregoing registration statement, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Forward-Looking Statements

This Report on Form 6-K and the Press Release contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include, without limitation, statements regarding the satisfaction of closing conditions, the receipt of regulatory approvals (including approvals by Nasdaq), the timing and completion of the transaction and the conversion of the Note. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. These statements involve risks and uncertainties that could cause actual results to differ materially, including risks discussed under the “Risk Factors” section in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are based on information available as of the date hereof, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Convertible Promissory Note by and between Phoenix Prosperity Investment Limited and Phoenix Asia Holdings Limited, dated May 4, 2026
10.1*	Stock Acquisition Agreement by and among Phoenix Asia Holdings Limited, ACEA Pharma, Inc. and ACEA Therapeutics, Inc., dated May 4, 2026
99.1	Press release dated May 4, 2026 issued by Phoenix Asia Holdings Limited

* Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Asia Holdings Limited

Date: May 4, 2026	By:	/s/ Chi Kin Kelvin Yeung
	Name:	Chi Kin Kelvin Yeung
	Title:	Chairman of the Board and Chief Executive Officer

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